SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of 28/11/2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




Press enquiries:
David Beck tel: +44 207 306 1490
email: david.beck@marconi.com

Investor enquiries:
Karen Keyes tel: +44 207 306 1345
email: karen.keyes@marconi.com


DIRECTORS' SHARE DEALINGS


London - 28 November 2005 - Marconi Corporation plc (London: MONI and NASDAQ:
MRCIY) Directors and senior executives have today exercised options and sold shares allotted to them under the incentive plans put in place at the time of the Company's successful financial restructuring in May 2003. The Chairman and Executive Directors have retained a significant proportion of the options that were available to them in order to continue to build their stakes in the Company. In addition certain of the Non-executive Directors have today sold shares in the Company.

In line with the policy outlined in August 2004 John Devaney, Chairman; Mike Parton, Chief Executive; and Pavi Binning, CFO, will retain 20% of each of the five tranches of options due to them under the scheme. From the options that vested earlier this year, but have only now become exercisable because of closed trading periods, these three Directors will be retaining an aggregate of 216,000 vested options. In aggregate the Board of Marconi, including the non-executive directors, now hold approximately 668,000 shares or vested options giving them an investment in the Company with a market value of approximately GBP2.5 million. A total of 1,931,227 shares in Marconi Corporation plc were sold today on behalf of the Directors and senior executives of the Company at a price of 370 pence per share.

The shares sold and options retained by the Chairman and Executive Directors are set out in the table below.

                      Options available       Options         Options           Total        Remaining
                       for exercise on       exercised     retained from       options       unvested
                      28 November 2005*     and shares       available        retained        options
                                              sold 28          vested          to date
                                             November         options*
                                               2005

John Devaney               180,000           144,000          36,000           84,000         180,000
Chairman
Mike Parton                700,000           560,000         140,000          490,000       1,050,000
Chief Executive
Pavi Binning               200,000           160,000          40,000           80,000         600,000
Chief Financial Officer

*excluding previously retained options

In addition the following Non-executive Directors have today sold shares in the Company today in the following amounts:

Non-executive Director                            Shares sold 28 November 2005

Kent Atkinson                                                23,263
Werner Koepf                                                 23,805
Douglas McWilliams                                            5,439
Kathleen Flaherty                                             6,720




Other senior executives of Marconi have today exercised options and sold shares in the following amounts:

Senior Executives                    Options exercised and shares sold
                                              28 November 2005

David Beck                                         108,000
Giorgio Bertolina                                  140,000
Martin Harriman                                    68,000
Stefan Kindt                                       90,000
Elisa Nardi                                        30,000
Mark Plato                                         68,000
Mary Skelly                                        180,000
Rodney Smith                                       108,000
Neil Sutcliffe                                     216,000

References to shares above refers to the ordinary shares of 25 pence each of Marconi Corporation plc (London: MONI and Nasdaq: MRCIY).

Under new UKLA rules, effective from 1 July 2005, the Company is disclosing the share dealings of Persons Discharging Managerial Responsibility as well as Directors of the Company. The Company has determined that Persons Discharging Managerial Responsibility are the Directors and the members of the Executive Committee of the Board.

ENDS/...

Notes to editors

About the Senior Management Share Option Plan

   * The executive directors and senior managers were granted performance related options in the newly listed Marconi Corporation plc following the Company's successful financial restructuring, completed in May 2003.
   * The Plan was an essential part of the restructuring package that was overwhelmingly approved by the creditors, who became 99.5% shareholders in the newly listed company.
   * The Plan, which was fully disclosed in the Marconi Corporation plc prospectus published in March 2003, was designed so that the rewards would be paid for by shareholders through a dilution of their equity interests, in that way it avoided being a cash drain on the business.
   * The options have five performance and time vesting targets against them, of which the first four performance targets have been met.


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The Company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The Company's customer base includes many of the world's largest telecommunications operators.

The Company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation plc can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 28/11/2005